Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of January 31, 2014:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

			Updated Amount	Percent Held		Percent Held (fully diluted)
Holder No.	Holder Name	Name, Type and Series of the Security	of Securities	% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.04	50.04
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	54,000,000
5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	611,949.10
8	Haim Ben-Dor	Series D Debentures	562,724
9	Haim Ben-Dor	Series F Debentures	299,278.60
10	Haim Ben-Dor	Series K Debentures	964,596
11	Haim Ben-Dor	Series L Debentures	503,000
12	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.20	0.20
13	Arie Mientkavich	Unregistered Options	100,000
14	Arie Mientkavich	Unregistered Options	143,678
15	Arie Mientkavich	RSU	15,816
16	Arie Mientkavich	PSU	35,786
17	Yair Orgler	Series K Debentures	250,000
18	Yair Orgler	Series L Debentures	500,000
19	Noga Knaz	Unregistered Options	4,800			0.00	0.00
20	Ronnie Bar-On	Series J Debentures	40,000
21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.41	0.41
22	Aharon Soffer	Unregistered Options	190,000
23	Aharon Soffer	Unregistered Options	382,306
24	Aharon Soffer	RSU	42,711
25	Aharon Soffer	PSU	96,988
26	Mawer Investment Management ltd	Ordinary Shares	9,273,616	5.28	5.28	5.22	5.22

B. Officers in the Company (other than the President)

			Updated Amount	Percent Held		Percent Held (Fully Diluted)
Holder No.	Holder Name	Name, Type and Series of the Security	of Securities	% Capital	%Voting	% Capital	%Voting
27	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11
28	Gil Kotler	Unregistered Options	43,750
29	Gil Kotler	Unregistered Options	95,584
30	Gil Kotler	RSU	13,382
31	Gil Kotler	PSU	29,470
32	Varda Zuntz	Ordinary Shares	50,037	0.03	0.03	0.08	0.08
33	Varda Zuntz	Unregistered Options	25,000
34	Varda Zuntz	Unregistered Options	38,234
35	Varda Zuntz	RSU	5,353
36	Varda Zuntz	PSU	11,788
37	Eran Ballan	Unregistered Options	32,500			0.10	0.10
38	Eran Ballan	Unregistered Options	95,584
39	Eran Ballan	RSU	13,382
40	Eran Ballan	PSU	29,470
41	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06
42	Rami Vaisenberger	Unregistered Options	57,351
43	Rami Vaisenberger	RSU	8,029
44	Rami Vaisenberger	PSU	17,682
45	Ronen Geles	Unregistered Options	10,000			0.04	0.04
46	Ronen Geles	Unregistered Options	38,234
47	Ronen Geles	RSU	5,353
48	Ronen Geles	PSU	11,788
49	Shlomi Drori	Unregistered Options	38,234			0.03	0.03
50	Shlomi Drori	RSU	5,353
51	Shlomi Drori	PSU	11,788
52	Shlomo Cohen	Unregistered Options	7,500			0.02	0.02
53	Shlomo Cohen	Unregistered Options	14,994
54	Shlomo Cohen	RSU	4,198
55	Adi Tamir	Unregistered Options	1,875			0.01	0.01
56	Adi Tamir	Unregistered Options	9,371
57	Adi Tamir	RSU	2,624
58	Adi Tamir	Series D Debentures	10,309

Changes in holdings during January of 2014

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 26 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,314,730

Change in the number of securities: -41,114

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.